Mail Stop 4-06

								November 30, 2005

W. Michael Kipphut
Senior Vice President and Chief Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

	Re:	Sykes Enterprises, Incorporated
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      Form 8-K filed November 11, 2005
      File No. 000-28274

Dear Mr. Kipphut:

      We have reviewed your response letter dated October 17, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Prior Comment no. 1

1. Clarify for us the three deliverable elements in the material arrangement with the major consumer products company referred to in the Company`s response to our prior comment no. 1. Explain why the identification of the deliverable elements required "significant judgment and complex estimation." Tell us how the Company determined the fee for each element was fixed and determinable. Clarify for us how the Company determined that the fair value of each element. Cite the specific authoritative literature applied by the Company in your response. We may have further comments.

Form 8-K filed November 11, 2005

2. Clarify for us, the fact and circumstances underlying the Company`s decision to restate deferred revenues for the years ended
December 31, 2003 and December 31, 2004, or the quarters ended
March
31, 2005 and June 30, 2005. Tell us how you determined that this restatement will have no impact on revenues, given the significance of the amounts reclassified to current liabilities at each balance sheet date (i.e., given that $19 million was reclassified to current liabilities at December 31, 2003, the Staff would assume that this reclassification would result in additional revenues of $19 million
during the fiscal year ending December 31, 2004).   We may have
further comments.

3. Clarify for us, when the Company intends to file the restated financial statements. Please note that we may have further comments after you file the restated financial statements. In addition, we remind you that when you file the restated documents, you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A,
* selected financial data and quarterly financial data,
* updated certifications
* updated Item 9A disclosures should include the following:
* a discussion of the restatement and the facts and circumstances surrounding it,
* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
* changes to internal controls over financial reporting, and
* anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
W. Michael Kipphut
Sykes Enterprises, Incorporated
November 30, 2005
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